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                                                                       Exhibit 8
                                                                  (614) 464-6400


                                 March 30, 1998


State Savings Company
Board of Directors
20 East Broad Street
Columbus, Ohio  43215

            Re: Federal Income Tax opinion Regarding Merger of State Savings Company and Fifth Third Bancorp

Ladies and Gentlemen:

            We have reviewed the Affiliation Agreement (the "Agreement") by and between Fifth Third Bancorp, an Ohio corporation and registered bank holding company under the Bank Holding Company Act of 1956 ("Fifth Third"), and State Savings Company, an Ohio corporation and multiple savings and loan holding company under Section 10 of the Home Owners' Loan Act of 1933 ("State Savings Co."), with a view to expressing our opinion on the federal income tax consequences of the proposed merger between Fifth Third and State Savings Co.

            The transaction contemplated by the Agreement is a merger (the "Merger") under the laws of the State of Ohio of State Savings Co. with and into Fifth Third. Fifth Third will be the surviving corporation, and the separate corporation existence of State Savings Co. will cease.

            The authorized capital stock of Fifth Third consists of a total of 300,500,000 shares, of which 300,000,000 shares are classified as common stock without par value ("Fifth Third Common Stock") and 500,000 shares are classified as preferred stock without par value. As of the close of business on November 30, 1997, 155,163,554 shares of Fifth Third Common Stock were issued and outstanding, and 3,677,597 shares were held in Fifth Third's treasury. As of the date of the Agreement, no shares of preferred stock had been issued. The authorized capital stock of State Savings Co. consists of 600,000 shares of common stock, $100 par value ("State Savings Co. Common Stock"), of which 6,000 shares were issued and outstanding as of the date of the Agreement.
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            At the effective time of the Merger, as defined in the Agreement, each share of State Savings Co. Common Stock then issued and outstanding, other than shares of State Savings Co. Common Stock either held in the treasury of State Savings Co. or as to which the holder has commenced as of the effective time of the Merger all procedures necessary through the effective time to assert dissenters' rights in accordance with the provisions of Section 1701.85 of the Ohio Revised Code ("Dissenting Shares"), shall be converted into the right to receive 1,847.26 shares of Fifth Third Common Stock, subject to adjustment in certain limited circumstances.

            At the effective time, all the shares of State Savings Co. Common Stock other than Dissenting Shares, whether issued or unissued, including treasury shares, will be, by virtue of the Merger, canceled and extinguished and all rights in respect thereof shall cease to exist. Holders of Dissenting Shares shall, upon the effectiveness of the Merger, with respect to any such Dissenting Shares, have only such rights, if any, as they may have pursuant to Sections 1701.84 and 1701.85 of the Ohio Revised Code, and any amounts required by
Section 1701.85 to be paid to any holder of Dissenting Shares shall be paid by Fifth Third as the surviving corporation.

            No fractional shares of Fifth Third Common Stock will be issued by Fifth Third in the Merger. In lieu thereof, each holder of shares of State Savings Co. Common Stock shall receive cash in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the per-share closing price of Fifth Third Common Stock as reported on the NASDAQ National Market System on the date the Merger becomes effective.

            Our opinion is based upon the following representations of State Savings Co. or State Savings Co. management with respect to matters pertaining to State Savings Co. or its shareholders, and upon certain assumptions with regard to matters pertaining to Fifth Third:

            1. There is a business purpose for the Merger.

            2. The fair market value of Fifth Third Common Stock to be received by the shareholders of State Savings Co. will, in each instance, be approximately equal to the fair market value of State Savings Co. Common Stock exchanged therefor.

            3. There is no plan or intention by the shareholders of State Savings Co. who own 1% or more of State Savings Co. Common Stock, and to the best of the knowledge of the management of State Savings Co., there is no plan or intention on the part of the remaining shareholders of State Savings Co. to sell, exchange, or otherwise dispose of a number of shares of Fifth Third Common Stock received in the transaction that would reduce the State Savings Co. shareholders' ownership of Fifth Third to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding State Savings Co. Common Stock as of the same date. For purposes of this representation, shares of State Savings Co. Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Fifth Third Common Stock, will be treated as outstanding State Savings Co. Common Stock on the date of the Merger.
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            4. Fifth Third has no plan or intention to reacquire any of the
Fifth Third Common Stock issued in the Merger.

            5. Fifth Third has no plan or intention to sell or otherwise dispose of any of the assets of State Savings Co. acquired in the Merger, except for (a) dispositions in the ordinary course of business, (b) transfers described in
Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended ("the Code"), (c) the merger of State Savings Bank, a wholly owned subsidiary of State Savings Co., with and into The Fifth Third Bank of Columbus, a wholly owned subsidiary of Fifth Third, or (d) the merger of Century Bank, a wholly owned subsidiary of State Savings Co., with and into The Fifth Third Bank, a wholly owned subsidiary of Fifth Third.

            6. The liabilities of State Savings Co. assumed by Fifth Third in the Merger and the liabilities to which the transferred assets of State Savings Co. are subject were incurred by State Savings Co. in the ordinary course of its business.

            7. Following the Merger, Fifth Third will continue the historic business of State Savings Co. or use a significant portion of State Savings Co.'s historic assets in a business.

            8. Fifth Third, State Savings Co. and the shareholders of State Savings Co. will pay their respective expenses, if any, incurred in connection with the Merger.

            9. There is no intercorporate indebtedness existing between State Savings Co. and Fifth Third that was issued, acquired or will be settled at a discount.

            10. Neither Fifth Third nor State Savings Co. is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

            11. The fair market value of the assets of State Savings Co. transferred to Fifth Third will equal or exceed the sum of the liabilities assumed by Fifth Third plus the amount of liabilities, if any, to which the transferred assets are subject.

            12. The payment of cash in lieu of fractional shares of Fifth Third Common Stock is solely for the purpose of avoiding the expense and inconvenience to Fifth Third of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to the shareholders of State Savings Co. instead of issuing fractional shares of Fifth Third Common Stock will not exceed 1% of the total consideration that will be issued in the Merger to the State Savings Co. shareholders in exchange for their shares of State Savings Co. Common Stock.


                                   DISCUSSION

            Section 368(a)(1)(A) of the Code defines a tax-free reorganization to include a statutory merger. Since the Merger will be a statutory merger under the laws of the State of
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Ohio, this statutory requirement is satisfied.

            In addition, certain non-statutory requirements have been imposed by the courts and by the Internal Revenue Service in determining whether reorganizations are in compliance with Section 368 of the Code. These include requirements that there be a business purpose for the reorganization, that there be a continuity of the business enterprise of the acquired corporation, and that the shareholders of all corporate parties to the reorganization emerge with some continuing propriety interest in the entity resulting from the reorganization.
Section 3.02 of Revenue Procedure 77-37, 1977-2 C.B. 568, provides that the continuity of interest requirement is satisfied "if there is a continuing interest through stock ownership in the acquiring or transferee corporation . .
 . on the part of the former shareholders of the acquired or transferor corporation which is equal in value, as of the effective date of the reorganization, to at least 50% of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of the same date."

            Pursuant to the representations that have been made, it is our opinion that the non-statutory requirements of business purpose and continuity of business enterprise are satisfied. Furthermore, assuming that the value of Fifth Third Common Stock to be received by State Savings Co. shareholders in the Merger exceeds the amount of cash paid for fractional shares and cash paid for Dissenting Shares, the continuity of interest requirement will be satisfied in that shareholders of State Savings Co. will receive Fifth Third Common Stock equal in value to the State Savings Co. Common Stock exchanged therefor, which will insure that shareholders of State Savings Co. will have a continuing interest through stock ownership in Fifth Third which is equal in value to at least 50% of the value of all the formerly outstanding State Savings Co. Common Stock as of the effective date of the Merger.


                                     OPINION

            Therefore, based on the transaction provided for in the Agreement and the representations and assumptions set forth above on which we have relied, we are of the opinion that the federal income tax consequences of the Merger will be follows:

            1. The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code. State Savings Co. and Fifth Third will each be a "party" to the reorganization within the meaning of Section 368(b) of the Code.

            2. No gain or loss will be recognized by State Savings Co. upon the transfer of its assets to Fifth Third in exchange for Fifth Third Common Stock and the assumption by Fifth Third of the liabilities of State Savings Co.

            3. No gain or loss will be recognized by the shareholders of State Savings Co. who exchange their State Savings Co. Common Stock solely for shares of Fifth Third Common Stock, except to the extent of any cash received in lieu of a fractional share of Fifth Third Common Stock.
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            4. The basis of the shares of Fifth Third Common Stock to be received by shareholders of State Savings Co. who receive solely shares of Fifth Third Common Stock will be the same as the basis of the shares of State Savings Co. Common Stock surrendered and exchanged therefor (reduced by any amount allocated to a fractional share of Fifth Third Common Stock with respect to which cash is received).

            5. The payment of cash in lieu of fractional shares of Fifth Third Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then redeemed by Fifth Third; such cash payments will be treated as having been received as distributions in full payment in exchange for the fractional shares redeemed subject to the conditions and limitations of Section 302 of the Code.

            6. The holding period of the shares of Fifth Third Common Stock received by shareholders of State Savings Co. will include the holding period of the shares of State Savings Co. surrendered in exchange therefor, provided that the State Savings Co. Common Stock was held as a capital asset in the hands of the shareholder of State Savings Co. on the effective date of the Merger.

            7. As to any State Savings Co. shareholder who perfects dissenters' rights and receives solely cash in exchange for his or her shares of State Savings Co. Common Stock, such cash will be treated as having been received by such shareholder as a distribution in redemption of his or her stock subject to the provisions of Section 302 of the Code. Where, as a result of such distribution, a shareholder owns no Fifth Third Common Stock, either directly or through the application of the constructive ownership rules of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of Section 302(b)(3) of the Code, and the cash will be treated as a distribution in full payment in exchange for State Savings Co. Common Stock redeemed as provided in Section 302(a). Gain or loss will be realized and recognized to such shareholder in an amount equal to the difference between the redemption price and the adjusted basis of the State Savings Co. Common Stock surrendered in exchange therefor.

            The forgoing opinion is based on the provisions of the present Code, treasury regulations promulgated thereunder, and judicial and administrative interpretations of the Code. However, an opinion of counsel is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in this opinion. In the event of such disagreement, there could be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion should prevail if the matter were litigated.

                                          Very truly yours,

                                          Vorys, Sater, Seymour and Pease LLP




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